Closing of the Register of Shareholders

1. Record date : October 12, 2006

2. Period of closing the shareholder register : From October 13, 2006 to October 23, 2006

3. Reason for closing
- To confirm the Company’s shareholders who are eligible to exercise their voting rights at the Company’s Extraordinary General Shareholders Meeting scheduled for November 16, 2006.

4. Date of BOD resolution : September 26, 2006

5. Others
- The closing of the shareholder register is in accordance with Article 13 (Closure of Shareholder Register and Setting of Record Date) of the Company’s Articles of Incorporation.